Art 3/12/2004

VF 3/12/04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 31407

04016298

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.G. Freeman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 South Winchester Blvd., Building O, Suite 276
(No. and Street)

San Jose, CA 95128-3901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. G. Freeman (408) 551-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Bruno, CPA
(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105, Pleasant Hill, CA 94523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Art 3-25-2004

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. G. Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. G. Freeman Securities, Inc., as of December 31, 19x2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 23RD DAY OF FEBRUARY, 2004.

[signature]
Notary Public

MY COMMISSION EXPIRES: 09/16/05

KRISTY L. BECK
COMM. # 1321084
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 16, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. G. Freeman Securities, Inc.

Financial Statements

December 31, 2003

R. G. Freeman Securities, Inc.
Financial Statements
December 31, 2003

Contents

Robert J. Bruno
Certified Public Accountant
391 Taylor Boulevard, Suite 105
Pleasant Hill, CA 94523
Phone: (925) 676-1960
Fax: (925) 676-6339

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
R.G. Freeman Securities, Inc.

I have audited the accompanying balance sheet of R.G. Freeman Securities, Inc. (a California corporation) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.G. Freeman Securities, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2004
Pleasant Hill, California

Robert J. Bruno CPA

R. G. Freeman Securities, Inc.
Balance Sheet
December 31, 2003

Assets	
Cash	$ 21,661
Receivable from broker/dealer	65,711
Receivable from customer	87
Prepaid expense	2,736
Total current assets	90,195
Property and Equipment	
Office equipment	23,761
Leasehold improvements	1,500
	25,261
Less accumulated depreciation	(25,261)
Net property and equipment	0
Other Assets	
Security deposit	2,150
	2,150
Total assets	$ 92,345
Liabilities and Stockholder's Equity	
Commissions payable	$ 90
Income tax payable	131
Total liabilities	221
Stockholder's equity	
Capital stock	10,000
Retained earnings	82,124
Total stockholder's equity	92,124
Total liabilities and stockholder's equity	$ 92,345

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 5,952
Advisory	244,318
Total revenues	250,270
Expenses:	
Commissions	1,964
Contributions	250
Depreciation	70
Dues and subscriptions	7,344
Legal and accounting	3,441
Payroll taxes	8,401
Registration fees	1,251
Rent	23,320
Salary	193,871
Total expenses	239,912
Income from operations	10,358
Other income	
Interest	179
Income before income taxes	10,537
Income taxes	931
Net income	$ 9,606

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Capital Stock	Retained Earnings	Total
Balance at January 1, 2003	$ 10,000	$ 72,518	$ 82,518
Net income		9,606	9,606
Balance at December 31, 2003	$ 10,000	$ 82,124	$ 92,124

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 9,606
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	70
(Increase) decrease in:	
Receivable from brokers dealers	(9,418)
Accrued interest receivable	55
Receivable from customer	(87)
Prepaid expense	1,909
Increase (decrease) in:	
Commissions payable	(1)
Income tax payable	131
Net cash provided (used) by operating activities	2,265
Cash flows from investing activities:	
Loan repayment – stockholder	9,091
Net cash provided (used) by investing activities	9,091
Net increase (decrease) in cash	11,356
Beginning cash	10,305
Ending cash	$ 21,661
Supplemental information to the statement of cash flows:	
Cash paid for taxes	$ 800
Cash paid for interest	$ 0

The accompanying notes are an integral part of this statement.

Note 1 – Summary of Significant Accounting Policies

a. Organization

The Company was incorporated in the State of California on February 14, 1983, and began operating on May 16, 1984. The Company is a Broker Dealer and is engaged in the selling of direct participation programs, investment company shares and variable annuities. Additionally, the Company is a registered financial advisor and in that capacity has power of attorney and earns a management fee for managing client's portfolios. Based upon revenue, the advisory activity represents the major portion of its business. The Company's customers are located primarily in Northern California.

b. Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

c. Cash and Equivalents

For the purpose of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

d. Accounts Receivable

Accounts receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, no allowance for doubtful accounts was recorded.

e. Property and Equipment

Equipment is stated at cost and depreciated over the estimated useful life, which is five years, utilizing straight-line method. For income tax purposes these assets are depreciated on an accelerated method. Total depreciation expense for the year is $70.

Note 1 – Summary of Significant Accounting Policies (continued)

f. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Income Taxes

Income tax expense for the year is as follows:

Federal	$ 0
State	931
Deferred	0
	$ 931

At December 31, 2003 the Company has net operating loss carry forward available for income tax purposes as follows:

Expiration Date	
December 31, 2018	$ 18,211
December 31, 2019	10,400
December 31, 2020	3,009
December 31, 2021	4,346
December 31, 2022	25,209
	$ 61,175

Note 2 – Income Taxes (continued)

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of December 31, 2003 was $0.

At December 31, 2003, the Company has net operating losses of $61,175 that may be offset against future taxable income through 2022. A deferred tax asset of $9,176 has been recognized for the carry-forward. However, no tax benefit has been reported in the 2003 financial statements because the Company believes there is at least a 50% chance that the carry-forward will expire unused. Accordingly, the $9,176 tax benefit of the tax carry-forward has been offset by a $9,176 valuation allowance. As time passes, management will be able to better assess the amount of the benefit it will realize for using the carry-forward. The expected tax benefit of $9,176 that would result from applying the statutory tax rates to the pretax loss of $61,175 differs from the amounts reported in the financial statements because of the increase in the valuation allowance.

Note 3 – Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $21,440, which was $16,440 in excess of the required net capital of $5,000.

December 31, 2003, unaudited balance computed by respondent	$21,577
Audit adjustments and non-allowable assets	(137)
Audited net capital at December 31, 2003	$21,440

Note 4 – Related Party Transactions

The Company has ancillary services provided from an affiliate at no cost. The services consists of clerical and are deminimus.

The Company has lent funds to the sole shareholder. During 2003, the shareholder repaid the loan and no amounts remain outstanding.

The Company subleases office space from an affiliate (see Note 5 for details). In addition, the affiliate is holding a $2,150 security deposit on the lease.

Note 6 – Common Stock

100,000 shares of no par common stock are authorized. 10,000 shares are issued and outstanding at December 31, 2002.

Note 7 – Concentration of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

Note 8 – Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at December 31, 2003 are as follows:

Assets/(Liabilities)

	Carrying Amount	Fair Value
Cash	$21,661	$21,661
Accounts receivable	65,798	65,798
Prepaid expenses	2,736	2,736
Deposits	2,150	2,150
Current liabilities	(221)	(221)
	$ 92,124	$ 92,124

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 92,124.	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			92,124.	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 92,124.	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 70,684	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(70,684.)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 21,440.	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 21,440.	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 15	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 16,440	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 21,418	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 221	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 221	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% .01	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 23 Trade Station 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695

TOTAL $ 42 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

R.G. Freeman Securities, Inc.
SEC No. 8-31407
Supplementary Information Required
Compliance and Internal Controls
December 31, 2003

Board of Directors
R.G. Freeman Securities, Inc.
San Jose, California

Exhibit A

In planning and performing our audit of the financial statements and supplementary schedules of R.G. Freeman Securities, Inc., for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and my study, I believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Robert J. Bruno CPA
Pleasant Hill, California
February 10, 2004